                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                        INTERNATIONAL AIRCRAFT INVESTORS
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   458860103
                                 (CUSIP NUMBER)

                            Richard N. Massey, Esq.
                                 Kutak Rock LLP
                      425 West Capitol Avenue, Suite 1100
                          Little Rock, Arkansas 72201
                                 (501) 975-3000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                 July 14, 2000

            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

===============================================================================

CUSIP NO. 458860103
         -----------------

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Key Colony Fund, L.P.                         91-1948637
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                             453,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             453,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        453,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)        Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        11.15%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        IV, IN
------------------------------------------------------------------------------

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

CUSIP NO. 458860103
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Lieblong Transport, Inc.                         71-0779664
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             96,600
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             96,600
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        96,600
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)        Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        2.38%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        CO
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

CUSIP NO. 458860103
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Paul Spann
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Arkansas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             10,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             10,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        10,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        .25%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        BD, IN
------------------------------------------------------------------------------

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

CUSIP NO. 458860103
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Alex R. Lieblong
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Arkansas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             130,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             130,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        130,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        3.20%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        BD, IA, IN
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

This Amendment No. 2 to Schedule 13D (the "Amendment") is being filed on behalf of the reporting persons listed above to amend the Schedule 13D (the "Schedule 13D") which was originally filed on their behalf on February 18, 2000, and subsequently amended on May 4, 2000, relating to the common stock, $.01 par value (the "Common Stock") of International Aircraft Investors, a California corporation (the "Issuer"). All terms used and not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported in this Amendment are amended. All other items remain unchanged. Accordingly, those Items which remain unchanged are omitted from this Amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Subsequent to the filing of the first amendment to 13(a) on May 4, 2000, 432,700 additional shares of the Common Stock of the Issuer have been purchased with funds in the amount of $2,173,882.50 from the available cash resources of ARL, LTI, PS and KCF. Furthermore, subsequent to the filing of May 4, 2000, 11,400 shares of the Common Stock of the Issuer have been sold for the sum of $64,989.58.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of July 21, 2000 by each of the Holders is set forth below:

                                              SHARES OF                     PERCENTAGE OF
                                     ----------------------------   --------------------------------
NAME                                         COMMON STOCK                 OUTSTANDING SHARES
-----------------------------------  ----------------------------   --------------------------------
Key Colony Fund, L.P.                          453,000                         11.15%

Lieblong Transport, Inc.                        96,600                          2.38%

Alex R. Lieblong                               130,000                          3.20%

Paul Spann                                      10,000                           .25%

       (b) The Holders' response to Items 7 through 13 of the cover pages of this Schedule 13D relating to beneficial ownership of shares of Common Stock are incorporated herein by reference.

       (c) According to the Issuer's most current filing with the SEC, the Issuer has 4,064,484 shares of Common Stock outstanding. The Holders, at the present time, collectively own 689,600 shares of the Issuer's Common Stock (constituting approximately 16.97 % of all of the outstanding shares of Common Stock). Transactions by the Holders in shares of Common Stock of the Issuer in the last sixty days are as follows:

                             KEY COLONY FUND, L.P.

                                  TYPE OF                      NUMBER                      PRICE
                          --------------------------  -------------------------  --------------------------
          DATE                  TRANSACTION                   OF SHARES                  PER SHARE
------------------------  --------------------------  -------------------------  --------------------------
          5/15/00         Market Purchase                           700                     5.88
          5/23/00         Market Sale                              9700                     5.88
          7/13/00         Market Sale                              1700                        5
          7/14/00         Market Purchase                       250,000                        5

                            LIEBLONG TRANSPORT, INC.

                                  TYPE OF                    NUMBER OF                    PRICE
                          --------------------------  -------------------------  --------------------------
          DATE                  TRANSACTION                    SHARES                    PER SHARE
------------------------  --------------------------  -------------------------  --------------------------
        7/14/00                Market Purchase                 60,000                           5


                               ALEX R.  LIEBLONG

                                  TYPE OF                    NUMBER OF                    PRICE
                          --------------------------  -------------------------  --------------------------
          DATE                  TRANSACTION                    SHARES                    PER SHARE
------------------------  --------------------------  -------------------------  --------------------------
        7/14/00                Market Purchase                 111,000                          5
        7/14/00                Market Purchase                    2000                       5.50


                                   PAUL SPANN

                                  TYPE OF                    NUMBER OF                    PRICE
                          --------------------------  -------------------------  --------------------------
          DATE                  TRANSACTION                    SHARES                    PER SHARE
------------------------  --------------------------  -------------------------  --------------------------
        7/14/00                Market Purchase                  9000                           5


     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer's Common Stock beneficially owned by the Holders.

       (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit A - Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2000                   KEY COLONY FUND, L.P.



                                        By:   /s/ Alex R. Lieblong
                                        Name: Alex R. Lieblong
                                        Title:   General Partner


                                        LIEBLONG TRANSPORT, INC.



                                        By:  /s/ Alex R. Lieblong
                                        Name: Alex R. Lieblong
                                        Title:   President


                                        PAUL SPANN



                                        /s/ Paul Spann

                                        ALEX R. LIEBLONG



                                        /s/ Alex R. Lieblong